Exhibit 99.5

NUTRIEN LTD.

VANSCOY POTASH

NATIONAL INSTRUMENT 43-101 TECHNICAL REPORT ON

VANSCOY POTASH DEPOSIT (KL 114 D),

SASKATCHEWAN, CANADA

FEBRUARY 20, 2025

PREPARED BY: JODI DERKACH, P. GEO.

CRAIG FUNK, P. ENG., P. GEO.

NUTRIEN LTD.

GEOSERVICES & LAND – POTASH ENGINEERING, TECHNOLOGY & CAPITAL

SUITE 1700, 211 19TH STREET EAST

SASKATOON, SASKATCHEWAN, CANADA

S7K 5R6

QUALIFIED PERSONS: JODI DERKACH, P. GEO. AND CRAIG FUNK, P. ENG., P. GEO.

DATE AND SIGNATURE PAGE

The scientific and technical information included in this report has been prepared under the supervision of persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101. Jodi Derkach, P. Geo. and Craig Funk, P. Eng., P. Geo. are the qualified persons who supervised the preparation of the information presented in this report and who verified the data disclosed herein.

/s/ “Jodi Derkach”
Signature	Jodi Derkach P. Geo.
Senior Manager, Land & Resource Nutrien Ltd.

Date	February 20, 2025

/s/ “Craig Funk”
Signature	Craig Funk, P. Eng., P. Geo.
Director, GeoServices & Land Nutrien Ltd.

Date	February 20, 2025

AUTHOR PAGE

The scientific and technical information included in this report has been prepared by, or under the supervision of, persons who are ‘‘qualified persons’’ under Canadian National Instrument 43-101.

Jodi Derkach, B. Sc., Cert. GIS, P. Geo. (APEGS Member # 14897)

•	Senior Manager, Land & Resource—Engineering, Technology & Capital

•	B. Sc. (Geology), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 2007

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2010

•	with Nutrien or its subsidiaries since 2010

Craig Funk, B. Sc., M. Sc., P. Eng., P. Geo. (APEGS Member # 16034)

•	Director, GeoServices & Land—Engineering, Technology & Capital

•	B. Sc. (Geological Engineering – Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1989

•	M. Sc. (Geophysics), University of Saskatchewan, Saskatoon, Saskatchewan, Canada, 1992

•	with Nutrien or its subsidiaries since 2008

are the qualified persons who supervised the preparation of all information presented in this report and who verified the data disclosed herein.

The team of persons who conducted the work presented within this report consists of:

Lisa MacKenzie, Cert. GIS

•	Senior Advisor, Land—Engineering, Technology & Capital

•	Geographic Information Science for Resource Management Certificate, Saskatchewan Polytechnic, Prince Albert, Saskatchewan, Canada, 2012

•	with Nutrien or its subsidiaries since 2012

Jennifer Nicolay Lawlor, B. Sc., P. Geo. (APEGS Member # 16167)

•	Senior Advisor, Land & Resource – Engineering, Technology & Capital

•	B. Sc. (Geology), University of Regina, Regina, Saskatchewan, Canada, 2008

•	with Nutrien or its subsidiaries since 2013

The authors would like to acknowledge the many staff who provided information and expert reviews on portions of this report, as well as past contributions of former staff.

TABLE OF CONTENTS

DATE AND SIGNATURE PAGE			2

AUTHOR PAGE			3

TABLE OF CONTENTS			4

LIST OF FIGURES			6

LIST OF TABLES			7

1.0	SUMMARY		8

2.0	INTRODUCTION		10

3.0	RELIANCE ON OTHER EXPERTS		11

4.0	PROPERTY DESCRIPTION AND LOCATION		11

	4.1	General	11

	4.2	Mineral Rights	12

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		13

6.0	HISTORY		14

7.0	GEOLOGICAL SETTING AND MINERALIZATION		15

8.0	DEPOSIT TYPE		16

9.0	EXPLORATION		17

10.0	DRILLING		19

11.0	SAMPLING PREPARATION, ANALYSES AND SECURITY		22

	11.1	Basic Approach	22

	11.2	Mean Potash Mineral Grade from In-mine Samples	24

	11.3	Potash Ore density from In-mine Mineral Grade Measurements	24

12.0	DATA VERIFICATION		25

	12.1	Assay Data	25

	12.2	Exploration Data	26

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		26

14.0	MINERAL RESOURCE ESTIMATES		27

	14.1	Definitions of Mineral Resource	27

	14.2	Vanscoy Potash Resource Calculations	27

15.0	MINERAL RESERVE ESTIMATES		29

	15.1	Definitions of Mineral Reserve	29

	15.2	Vanscoy Potash Reserve Calculations	30

16.0	MINING METHOD		31

	16.1	Mining Operations	31

	16.2	Risks to Potash Mining Operations, with Emphasis on Water Inflows	34

17.0	RECOVERY METHODS		34

18.0	PROJECT INFRASTRUCTURE		36

19.0	MARKET STUDIES AND CONTRACTS		36

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		39

21.0	CAPITAL AND OPERATING COSTS		41

22.0	ECONOMIC ANALYSIS		41

	22.1	Fundamentals	41

	22.2	Taxes	41

23.0	ADJACENT PROPERTIES		42

24.0	OTHER RELEVANT DATA AND INFORMATION		42

25.0	INTERPRETATION AND CONCLUSIONS		42

26.0	RECOMMENDATIONS		42

27.0	REFERENCES		43

LIST OF FIGURES

Unless otherwise noted, figures for which a source and / or date are not provided are current as of the effective date of this report and were prepared by the Company.

Figure 1: Aerial photo of Vanscoy surface operations, 2020	8
Figure 2: Actual finished potash products production from the Vanscoy mine over the past 10 years	9
Figure 3: Map showing location of Nutrien Operations, including Vanscoy	11
Figure 4: Nutrien’s potash operations, including Vanscoy, relative to potash mineralization (pink) in Saskatchewan	12
Figure 5: Map showing Vanscoy Crown Lease KL 114 D (blue)	13
Figure 6: Map showing infrastructure near Vanscoy. Vanscoy surface operations shown as red dot	14
Figure 7: Vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region	15
Figure 8: Geophysical wireline logs showing basic stratigraphy of the Prairie Evaporite Formation in the Saskatoon area	16
Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members	17
Figure 10: Potash exploration at Vanscoy including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots)	18
Figure 11: A seismic section showing relative rock velocities and major geological units at Nutrien’s conventional potash operations	19
Figure 12: Stratigraphic section showing local nomenclature at, and adjacent to, the mining horizon	20
Figure 13: Potash assay plot for drillhole Nutrien Vanscoy 02-25-035-08 W3 indicating the best 3.35 m (11’) mining interval	22
Figure 14: Histogram of potash ore grade from Vanscoy in-mine grade samples (1969 to December 2024)	24
Figure 15: Map showing Vanscoy Mineral Resource as of December 31, 2024	29
Figure 16: Map showing Vanscoy Mineral Reserve as of December 31, 2024	31
Figure 17: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations	32
Figure 18: Mined tonnes, product tonnes, and concentration ratio for the Vanscoy mine over the past 10 years	33
Figure 19: Simplified flow diagram for potash flotation and crystallization milling methods used at Vanscoy	35
Figure 20: Vanscoy mill recovery rate over the past 10 years	35
Figure 21: Historical Company potash sales 2015 to 2024 in million tonnes / year*	37
Figure 22: Historical Company potash net sales 2015 to 2024 in million USD $ / year*	37
Figure 23: World potash production and demand for 2024E	38
Figure 24: World potash shipments and consumption, 2019-2024E	39
Figure 25: Aerial photo showing the Vanscoy surface operations, disposal wells, and Tailings Management Area	40
Figure 26: Historic annual average realized potash price in USD / tonne*	41

LIST OF TABLES

Table 1: Potash Mineral Resources and Reserves for Vanscoy, as of December 31, 2024	10
Table 2: Assay results for all potash test holes within Vanscoy Lease KL 114 D	21
Table 3: Values for potash assay plot in Figure 13	23
Table 4: Primary Potash Market Profile	38

EFFECTIVE DATE OF REPORT

The effective date of this report is December 31, 2024, except where otherwise noted.

1.0	SUMMARY

Effective January 1, 2018, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) completed a court-approved plan of arrangement (the “Arrangement”) involving, among others, PotashCorp, Agrium, and Nutrien Ltd. (“Nutrien”) the new parent company of PotashCorp and Agrium. As a result of completing the Arrangement, PotashCorp and Agrium are wholly owned subsidiaries of Nutrien. References to “the Company” means Nutrien, indirectly through Agrium, or, for references prior to the completion of the Arrangement, Agrium, as the context requires.

Nutrien is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and agriculture retail facilities that positions us to efficiently serve the needs of farmers.

Nutrien is a corporation organized under the Canada Business Corporations Act, the common shares of which are listed and publicly traded on the Toronto and New York stock exchanges (symbol NTR).

The Company owns and operates a potash mine at Vanscoy, Saskatchewan, Canada (“Vanscoy mine” or “Vanscoy”). An aerial view of the Vanscoy surface operations is shown in Figure 1. The Vanscoy Crown Subsurface Mineral Lease is numbered KL 114 D (the “Vanscoy Crown Lease”) and was last amended in November 2021. Production of potash from the Vanscoy mine began in 1969.

Figure 1: Aerial photo of Vanscoy surface operations, 2020.

In 2024, annual nameplate capacity for Vanscoy was 3.0 million tonnes and annual operational capability was 1.1 million tonnes of finished potash products (concentrated KCl). Estimates of nameplate capacity are based on capacity as per design specifications or Canpotex entitlements once these have been determined. Operational capability is the estimated annual achievable production level at current staffing and operational readiness (estimated at beginning of year), not including any inventory-related shutdowns and unplanned downtime, and may vary during the year and year-to-year including as between our potash operations.

While the term potash refers to a wide variety of potassium bearing minerals, in the Vanscoy region of Saskatchewan, the predominant potash mineralization is sylvinite, which is comprised mainly of the minerals sylvite (KCl / potassium-salt) and halite (NaCl / rock salt), with minor amounts water insolubles. Carnallite (KMgCl3 · 6H2O) occurs only in trace amounts at Vanscoy. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

The Vanscoy mine is a conventional underground mining operation whereby continuous mining machines are used to excavate the potash ore by the long-room and pillar, and in recent years, by the stress-relief mining method. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. In addition to hoisting potash ore to surface, the production shaft is used for exhaust ventilation from the mine and serves as a secondary egress. The Service Shaft is used for service access, primary egress, and fresh air ventilation into the mine. Raw potash ore is processed and concentrated on surface. Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Virtually all Vanscoy underground mining rooms are in the potash mineralized zone situated approximately 12 m below the top of the host evaporite salt, the Prairie Evaporite Formation. More specifically, the Vanscoy mine is located within the Patience Lake Potash Member of the Prairie Evaporite Formation. In this Potash Member, there are two potash seams named A Zone (the upper seam) and B Zone (the lower seam); at present, only the A Zone is being mined at Vanscoy. Mine elevations range from approximately 1,000 m to 1,120 m depth below surface. Mine workings are protected from aquifers in overlying formations by salt which overlies the mineralized zone. Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at Vanscoy to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. The Company stows salt tailings within an engineered and licensed Tailings Management Area (TMA) and operates two brine disposal wells near the surface plant of the Vanscoy mine.

Since opening in 1969, 192.349 million tonnes of potash ore have been mined and hoisted at Vanscoy to produce 65.024 million tonnes of finished potash products. The life-of-mine average concentration ratio (raw ore / finished potash products) is 2.96 and the overall extraction ratio over this period is 22%. Actual production of finished potash products at Vanscoy for the last 10 years is shown in Figure 2.

Figure 2: Actual finished potash products production from the Vanscoy mine over the past 10 years.

Over the past three years (2022, 2023, 2024), actual potash production at Vanscoy has totaled:

•	9.261 million tonnes of ore mined and hoisted (3.087 million tonnes per year, on average)

•	3.092 million tonnes of finished potash products produced (1.031 million tonnes per year, on average)

•	Average mill feed ore grade was 24.9% K2O equivalent

•	Average concentration ratio (ore mined / potash produced) was 2.99

The Canadian Institute of Mining and Metallurgy and Petroleum (CIM) has defined Mineral Resources and Reserves in The CIM Definition Standards for Mineral Resources and Reserves (2014). Based on these guidelines, all mineral rights owned or leased by the Company at Vanscoy can be assigned to Mineral Resource categories (Inferred, Indicated, and Measured) and Mineral Reserve categories (Probable and Proven). Mineral Resources (reported as in-place tonnes) and Mineral Reserves (reported as recoverable ore tonnes) for Vanscoy as of December 31, 2024 are outlined in Table 1. Mineral Resources reported are exclusive of Mineral Reserves.

Table 1: Potash Mineral Resources and Reserves for Vanscoy, as of December 31, 2024.

Proven Mineral Reserve (millions of tonnes recoverable ore)	114
Probable Mineral Reserve (millions of tonnes recoverable ore)	263

Total Mineral Reserve (millions of tonnes recoverable ore)	377

Measured Mineral Resource - A Zone (millions of tonnes in-place)	2,291
Measured Mineral Resource - B Zone (millions of tonnes in-place)	2,861
Indicated Mineral Resource - A Zone (millions of tonnes in-place)	1,547
Indicated Mineral Resource - B Zone (millions of tonnes in-place)	1,547
Inferred Mineral Resource - A Zone (millions of tonnes in-place)	1,120
Inferred Mineral Resource - B Zone (millions of tonnes in-place)	1,120

Total Mineral Resource (millions of tonnes in-place)	10,486

Average % K2O Grade - A Zone (from Vanscoy in-mine samples)	23.8%
Average % K2O Grade - B Zone (from Lanigan in-mine samples)	20.2%

Years of Remaining Mine Life	122

The average mineral grade of the Vanscoy Mineral Resource and Mineral Reserve is estimated to be 23.8% K2O equivalent and was determined from thousands of in-mine samples at Vanscoy to the end of December 2024 (discussed further in Section 11.2).

Potash production in any given year at the Vanscoy potash mine is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The Mineral Reserve tonnage and historic average production are used to estimate the remaining mine life. If the average mining rate seen over the past three years (3.087 million tonnes of potash ore mined and hoisted per year) is sustained, and if Mineral Reserves remain unchanged, then the Vanscoy mine life is 122 years from December 31, 2024.

The mining of potash is a capital-intensive business subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures, physical hazards such as fires, and other hazards such as: unusual or unexpected geological conditions, significant subsidence, brine inflows and gas seepages of varying degree, and other situations associated with any potash mining operation.

2.0	INTRODUCTION

The purpose of this document is to give a formal reporting of potash Mineral Resource and Reserve for the Vanscoy mine, and to provide a description of the method used to compute Mineral Resource and Reserve tonnages. Sources of geological and geotechnical information analysed from this study include:

•	Publicly available geological maps, reports, and publications (listed in Section 27.0)

•	Data and internal reports on exploration drillholes

•	Hydrogeological analysis conducted in exploration drillholes

•	Geological studies conducted at the Vanscoy mine over the past 50+ years

•	In-mine geophysical studies conducted at the Vanscoy mine over the past 50+ years

•	Geotechnical studies conducted for the Vanscoy mine over the past 50+ years

•	2D & 3D surface seismic exploration data

All data and reports are archived at the Nutrien corporate office in Saskatoon, the Vanscoy mine site, or secure offsite commercial document storage facilities. In addition, drillhole data (well-log data, drilling reports, drill-stem test results, etc.) are archived with the Saskatchewan Ministry of Energy & Resources, Integrated Resource Information System (IRIS), and surface seismic data (shot records and stack) are archived through an offsite commercial data storage service.

All geological and geophysical data and information presented in this report were personally reviewed and inspected by qualified geoscience staff at Nutrien who are registered with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) under the supervision of Jodi Derkach, P. Geo. and Craig Funk, P. Eng., P. Geo. Jodi Derkach and Craig Funk last visited Vanscoy on March 21, 2024. All reserve and resource estimates and mineral rights data presented in this report were personally evaluated and reviewed by the authors of this report. Each of these staff collaborates with Vanscoy personnel multiple times per year.

The authors would like to acknowledge the many staff who provided information and expert reviews on portions of this report.

3.0	RELIANCE ON OTHER EXPERTS

Responsibility for the accuracy of the technical data presented in this report is assumed by the authors. Outside experts were not used in the preparation of this report.

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	GENERAL

The Vanscoy mine is located in central Saskatchewan, approximately 26 km west of the city of Saskatoon, Saskatchewan. The general location is shown on the map in Figure 3.

Figure 3: Map showing location of Nutrien Operations, including Vanscoy.

The Legal Land Description (Saskatchewan Township / Range) of the Vanscoy surface plant is Section 16 Township 35 Range 08 West of 3rd Meridian. More precisely, the Vanscoy service shaft collar is located at:

•	Latitude: 52 degrees 00 minutes 28.74 seconds North

•	Longitude: 107 degrees 05 minutes 25.18 seconds West

•	Elevation: 505 metres above mean sea level (SL)

•	Easting: 356,531 m

•	Northing: 5,763,989 m

•	Projection: UTM

•	Datum: NAD83

•	Zone: 13

The Company owns approximately 2,740 hectares (6,771 acres) of surface rights required for current Vanscoy mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated near-future Vanscoy mine and expanded milling operations.

All permits and approvals required for the operation of a potash mine in Saskatchewan are in place at Vanscoy.

Figure 4 is a more detailed map showing the location of the Vanscoy mine relative to potash deposits in Saskatchewan (modified from Yang, 2009).

Figure 4: Nutrien’s potash operations, including Vanscoy, relative to potash mineralization (pink) in Saskatchewan.

4.2	MINERAL RIGHTS

Mineral rights at Vanscoy are mined pursuant to subsurface mineral leases with the Province of Saskatchewan, Canada (the Crown), and with non-Crown (Freehold) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015, and Crown Leases are approved and issued by the Saskatchewan Ministry of Energy & Resources.

The original Vanscoy Crown Subsurface Mineral Lease, numbered KL 114, was made effective in January 1969. In the following years various amendments were made whereby certain lands were added, removed, or transferred between Company dispositions for realized synergies between mining operations. The last amendment, executed in November 2021, resulted in KL 114 D (the “Vanscoy Crown Lease” or simply “KL 114 D”).

KL 114 D covers an area of approximately 79,504 hectares (196,459 acres), as shown in Figure 5. At Vanscoy, the Company has leased potash mineral rights for 61,865 hectares (152,872 acres) of Crown land and owns or has leased from freeholders approximately 16,111 hectares (39,813 acres) within the lease boundary. The Vanscoy Crown Lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. Freehold lands also remain under lease providing, generally, that production is continuing and that there is a continuation of the Crown Lease.

Within the Vanscoy Crown Lease area 12,672 hectares (31,312 acres) are mined pursuant to a unitization agreement. Mining has occurred outside of the unit in lands that are leased but not unitized.

When underground workings of a potash mine are designed, there are inevitably regions that are mined with higher mining extraction (e.g. production panels) and other regions where mining extraction is lower (e.g. conveyor-belt development rooms). To treat mineral rights holders in both low extraction and high extraction areas fairly, and to promote good mining practices, a unitization agreement is the preferred method for determining mined potash allocation (on paper, for accounting purposes) and the resulting pro rata royalty. Under a unitization agreement, each mineral rights holder is paid a royalty based on their proportional share of the entire unit area regardless of whether or not their lands are actually mined. For example, if one mineral rights holder owns rights to 4,000 hectares within a 40,000 hectare unit area, they would be paid 10% of the total royalty payout from that unit area.

Figure 5: Map showing Vanscoy Crown Lease KL 114 D (blue).

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Vanscoy mine surface facilities are accessed by an existing paved road that is part of the Saskatchewan Provincial Highway System. Most potash product is shipped by rail over existing track, with some product shipped by truck over the North American highway system. Location of the Vanscoy mine with respect to the features described in this section (major road and rail infrastructure, as well as nearby river systems) is shown in Figure 6.

The Vanscoy mine is served by a number of villages within 50 km of the mine site. The nearest city is Saskatoon (26 km distant).

Vanscoy is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Vanscoy surface plant lies approximately 20 km north-west of the South Saskatchewan River, a major continental drainage channel. Climate at Vanscoy is typical for an inland prairie location at latitude 52º North (often characterized as “mid-latitude steppe” climate).

Part of the normal surface infrastructure associated with operating the potash mine in Saskatchewan includes waste disposal on the land and disposal of salt brine into deep subsurface aquifers. Facilities to carry out all aspects of these tasks are in place at Vanscoy (see Section 20.0).

Figure 6: Map showing infrastructure near Vanscoy. Vanscoy surface operations shown as red dot.

6.0	HISTORY

Ten potash mines were brought into production in Saskatchewan between 1962 and 1970. Until 2017, no new mine had been commissioned following the original ten. Most current potash production comes from conventional underground mines, while just three operate using solution mining methods. Generally, potash mines have contracted or expanded production over the years in response to the demand for potash.

Exploration drilling for potash in the Vanscoy area was first carried out in the 1960s. The Vanscoy mine was built by Cominco Ltd. (formerly the Consolidated Mining and Smelting Company of Canada Limited) in the 1960s. Potash production began at Vanscoy in April 1969. With the exception of the 1970 inflow (described further in Section 16.2) which halted production for two years, the Vanscoy mine has run on a continuous basis since then other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995 all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium.

Effective January 1, 2018, PotashCorp and Agrium completed the Arrangement. As a result of completing the Arrangement, PotashCorp and Agrium are wholly owned subsidiaries of Nutrien.

Both flotation and crystallization methods are used at Vanscoy to produce potash products for agricultural application. A major refurbishment and expansion of the Vanscoy mine was completed in 2015, increasing nameplate capacity to 3.0 million tonnes of finished potash products per year.

7.0	GEOLOGICAL SETTING AND MINERALIZATION

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains one of the world’s largest deposits of potash. The potash extracted from the predominantly sylvinitic ore has its main use as a fertilizer. A map showing the extent of the potash deposits in Saskatchewan is shown in Figure 4.

The 100 m to 200 m thick Prairie Evaporite Formation is overlain by between 400 and 500 m of Devonian carbonates, followed by approximately 100 m of Cretaceous sandstone, and between 400 and 500 m of Cretaceous shales and more recent Pleistocene glacial tills to surface. The Prairie Evaporite Formation is underlain by Devonian carbonates. The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat-lying and relatively undisturbed over very large areas. A geological section representing Saskatchewan stratigraphy is shown in Figure 7 (modified from Fuzesy, 1982). A geological section representing the Prairie Evaporite Formation stratigraphy in the Saskatoon area is shown in Figure 8 (modified from Fuzesy, 1982).

Figure 7: Vertical section showing basic layered-Earth stratigraphy in a typical Saskatchewan potash region.

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (KCl) and halite or rock salt (NaCl), with trace carnallite (KMgCl3 · 6H2O) and minor water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e. greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58.

Over the past three years (2022, 2023, 2024), the average measured potash ore grade of the mill feed at Vanscoy was 24.9% K2O equivalent. The average ore grade reported from surface drillhole intersections, all within Vanscoy Subsurface Mineral Lease KL 114 D, is 25.2% K2O equivalent (discussed further in Section 10.0). The average ore grade observed from thousands of in-mine samples collected to the end of December 2024 is 23.8% K2O equivalent (discussed further in Section 11.2).

Figure 8: Geophysical wireline logs showing basic stratigraphy of the Prairie Evaporite Formation in the Saskatoon area.

8.0	DEPOSIT TYPE

There are three mineable potash members within the Prairie Evaporite Formation of Saskatchewan. Stratigraphically highest to lowest, these members are: Patience Lake, Belle Plaine, and Esterhazy. A geological section showing potash members that occur in Saskatchewan is shown in Figure 9.

The Vanscoy potash deposit lies within the Patience Lake Potash Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this Member; at present, only the A Zone is being mined at Vanscoy and no test mining has been carried out in the B Zone to date. The Belle Plaine Potash Member is present but not well-developed in the Vanscoy area. The Esterhazy Member is not present.

Vanscoy potash mineralization occurs at approximately 1,000 m to 1,120 m depth below surface. The A Zone is approximately 3.35 m thick and occurs near the top of the Prairie Evaporite Formation salts. Salt cover from the ore zone to overlying units is approximately 12 m. The Vanscoy mine operates as a conventional, underground potash mine.

Figure 9: Cross-section of the Prairie Evaporite Formation across southern Saskatchewan showing relative position of potash members.

9.0	EXPLORATION

Before the Vanscoy mine was established, all exploration consisted of drilling from surface and analysis of core from these drillholes; drilling results are discussed in Section 10.0. Since mining began in 1969, several exploration drillholes have intersected the Prairie Evaporite Formation. Recently, drilling is most often used to derisk mining. A map showing potash exploration coverage at Vanscoy (drillholes, 2D and 3D seismic coverage) is shown in Figure 10.

In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite Formation salts exist, are flat-lying, and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Subsurface (potash) Mineral Lease. Historically, 2D seismic, and now the more accurate and full coverage 3D seismic methods are used to infer continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water ingress to the mine. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings are effectively mitigated.. Occasional, small-scale salt anomalies that are not mapped by seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these areas is typically minimized. Where there is uncertainty in seismic interpretations, drilling is often used to confirm or improve refine the seismic interpretation.

Within the Vanscoy Crown Lease, a total of 106 linear kilometres of 2D seismic lines, and 579 square kilometres of 3D seismic has been acquired to the end of December 2024.

Figure 10: Potash exploration at Vanscoy including 3D seismic (purple), 2D seismic infill (orange lines), and potash drillholes (black dots).

A typical seismic section from Nutrien’s conventional seismic operations is shown in Figure 11. This is a cross-section extracted from a multi-program 3D seismic volume (earliest program was 2002). The vertical scale is in metres relative to sea level (SL). The seismic section is coloured by rock velocities computed from the seismic data and represents different rock types. Note that the Prairie Evaporite (salt) is continuous. This indicates an undisturbed, flat-lying salt within which potash is likely to be found based on over 50 years of mining experience at Vanscoy.

Experience has shown that the potash mining horizon is continuous when seismic data are undisturbed and flat-lying, as shown in Figure 11. It is now Nutrien’s policy to collect detailed 3D seismic data ahead of mining. Any areas recognized as seismically unusual are identified early, and mine plans are adjusted as needed.

Figure 11: A seismic section showing relative rock velocities and major geological units at Nutrien’s conventional potash operations.

10.0	DRILLING

For the original Vanscoy potash test holes drilled in the 1950s and 1960s, the primary objective of drilling was to sample potash horizons to establish basic mining parameters. The seismic method was still novel and crude at that time and as such, 2D seismic surveys were done sparingly, so the drillhole information was relied upon heavily to evaluate potash deposits. Test holes would penetrate the evaporite section with a hydrocarbon-based drilling mud (oil-based or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well-logs were acquired, and in many cases, drill stem tests were run on the Dawson Bay Formation to help assess water-make potential of the caprock. Core samples from the targeted potash intersections were split or quartered (cut with a masonry saw), crushed, and analysed to establish potash grades.

Relatively thin interbeds or seams of insoluble material, referred to as clay seams in the potash industry, are an ever-present component of the A Zone and B Zone at Vanscoy. Figure 12 shows the basic stratigraphic relationships. These seams, along with the clay or clay-like material disseminated throughout the mining horizon, make up the water insoluble portion of the ore. The same sequences of clay seams can be correlated for many kilometres across the central Saskatchewan potash mining district.

At Vanscoy, a particular sequence of three clay seams marks the top of the A Zone, as illustrated in Figure 12 (modified from Robertson, 1978). These seams are used to guide the vertical positioning of the mining machine. The uppermost portion of the sequence of three seams is maintained at the top of the mining cut to keep the cutting “on grade”. Cutting too high above this upper seam or top marker results in dilution, as halite (rather than sylvinite) immediately overlies the production zone. In practice though, the top marker seam is slightly overcut (between 10 cm to 20 cm) to prevent an unstable condition from being created. Clay seams are often planes of weakness, and if they are undercut, material immediately below the clay seam becomes a hazard as it may separate and fall. Since the hazard must be remediated prior to advancing mining, thus slowing production, the moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

The A Zone mining interval at Vanscoy has been fixed at 3.35 m (11’). This mining height allows for comfortable working headroom and efficient extraction of potash ore.

Figure 12: Stratigraphic section showing local nomenclature at, and adjacent to, the mining horizon.

The original exploration area was explored with 23 test holes laid out in an approximate 1.6 km by 3.2 km (1 mile by 2 mile) grid pattern. Initial exploratory drilling was conducted under the engineering supervision of E.D. Bietz of J.C. Sproule & Associates, and under the well site geological supervision of Dr. W.J. Pearson and D.M. Lane of C.M.&S. Since mining commenced in 1969, 19 additional drillholes have been completed. These later holes were conducted under the engineering supervision of either Cavern Engineering Ltd., Artisan Consulting, or Barlon Engineering Group Ltd., and under the well site geological supervision of either R.H. Brown Consulting Geologists Ltd. or North Rim Exploration Consultants Ltd. Logging and assaying of the core was performed by ADM Consulting Ltd. More recently, drillholes were analysed by Nutrien staff. All drilling and sampling were carried out following the regulations in place at the time.

Assays from all drillholes within Vanscoy’s current Crown Lease (KL 114 D) are provided in Table 2. In each case, the best 3.35 m (11’) mining interval intersected in the drillhole was determined from the assay values, using clay marker seams as a guide. With over 50 years of mining experience at Vanscoy, it is the opinion of the authors that areas of low grade (i.e. <15% K2O) are localized with a relatively small lateral extent.

Drillhole assay data for the A Zone at Vanscoy gives an estimated mean grade of 25.2% K2O with 5.2% water insolubles.

B Zone mineralization is indicated by gamma ray geophysical log response in each of the exploration drillholes listed in Table 2 indicating a potash Mineral Resource, but no test mining has been carried out in the B Zone to date. Assay results for the B Zone are not presented here.

Table 2: Assay results for all potash test holes within Vanscoy Lease KL 114 D.

Average in 3.35 m (11’) mining interval (undiluted)
Drillhole	Year Drilled	%K2O	% Water Insolubles
13-22-036-08 W3	1957	27.6	2.4
15-32-034-08 W3	1964	6.5	5.9
16-28-034-08 W3	1964	29.4	4.3
04-36-035-09 W3	1964	29.1	7.8
04-10-035-08 W3	1964	26.3	6.4
04-18-035-08 W3	1964	25.8	5.6
04-20-035-08 W3	1964	26.3	4.8
04-22-035-08 W3	1964	29.7	3.5
04-24-035-08 W3	1964	1.6	5.2
04-28-035-08 W3	1964	28.1	2.7
04-34-035-08 W3	1964	26.8	4.4
13-01-035-08 W3	1964	28.9	5.8
13-11-035-08 W3	1964	28.6	5.5
14-29-035-08 W3	1964	25.9	4.3
16-06-035-08 W3	1964	27.4	4.3
16-08-035-08 W3	1964	28.0	6.3
11-16-035-08 W3	1965	26.1	5.6
13-16-035-08 W3	1965	26.5	6.0
13-23-035-08 W3	1965	28.9	3.9
02-16-036-08 W3	1989	26.7	5.4
01-24-034-08 W3	1999	25.7	4.3
04-03-035-07 W3	2007	27.9	6.2
01-21-034-07 W3	2010	27.7	5.5
12-31-034-07 W3	2010	24.5	3.6
13-35-033-08 W3	2010	26.7	5.9
01-11-035-07 W3	2011	29.4	4.0
01-15-035-07 W3	2011	18.2	6.8
01-29-034-07 W3	2011	9.1	4.2
08-07-034-07 W3	2011	19.1	3.4
08-11-035-07 W3	2011	*	*
13-09-034-07 W3	2011	*	*
13-23-034-07 W3	2011	26.8	6.8
15-28-034-08 W3	2011	27.4	5.0
16-26-034-07 W3	2011	29.3	6.2
04-05-034-07 W3	2011	27.2	6.0
06-03-034-07 W3	2011	25.0	5.2
07-07-034-06 W3	2018	25.9	5.1
02-25-035-08 W3	2019	23.6	6.4
16-20-35-07 W3	2021	27.4	4.4
01-32-34-09 W3	2022	30.1	6.8
05-15-35-07 W3	2022	29.5	5.7

Average of 39 usable values:		25.2	5.2

Due to the remarkably consistent mineralogy and continuity of the resource as experienced over 50 years of mine production, only a few exploration drilling programs were conducted after the 1960s. Instead of exploration drillholes, seismic surveying has been relied upon to explore ahead of mine development. Where normal Prairie Evaporite sequences are mapped in the seismic data, potash beds have unfailingly been present. Occasional, small-scale salt anomalies not mapped in seismic data do occur. When they do, they are dealt with in the normal course of mining, and extraction through these areas is typically minimized. Anomalies associated with possible water inflow problems, which are mapped in the seismic data, are avoided.

11.0	SAMPLING PREPARATION, ANALYSES AND SECURITY

11.1	BASIC APPROACH

Exploration drilling in the Vanscoy area was initially conducted in the 1950s and 1960s. Sampling and assaying of potash core samples was done using methods considered consistent with standard procedures for potash exploration at these times.

Drillhole sampling methods have remained essentially the same over the years. Potash core samples are acquired as described in earlier sections of this report. Short segments of core usually about 1 foot (0.3 m) in length are labeled based on visible changes in mineralization, and sometimes based on fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis. Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, Saskatchewan) of the Saskatchewan Ministry of Energy & Resources. Most of these have deteriorated substantially.

Figure 13: Potash assay plot for drillhole Nutrien Vanscoy 02-25-035-08 W3 indicating the best 3.35 m (11’) mining interval.

An assay plot for drillhole Nutrien Vanscoy 02-25-035-08 W3 is shown in Figure 13. Similar data were compiled for all historical potash test holes. The best 3.35 m (11’) mining interval intersected in each drillhole, as discussed in Section 10.0, is determined from the assay values, using clay seams as a guide. Table 3 lists the assay values plotted in Figure 13.

Table 3: Values for potash assay plot in Figure 13.

All new drilling efforts have targeted areas of geological uncertainty. Although normal ore zone conditions may occur in the tested areas, they are not targeted specifically. For this reason, and because ore grade is known to be locally variable, assays from drilling are not relied upon for ore grade estimation. Instead, grade determined from routinely collected in-mine ore zone samples are found to be most reliable. The long-term average from in-mine tends to best represent the larger ore zone as it normalizes local variability.

Thousands of in-mine ore grade samples have been collected at Vanscoy to the end of December 2024 (discussed further in Section 11.2). All in-mine samples were analysed in the Vanscoy mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

Regarding quality assurance for analytical results, the Company participates in the Canpotex Producer Sample Exchange Program using methods developed by the Saskatchewan Potash Producers Association (SPPA). The Sample Exchange Program monitors the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round-robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program, now named the Canpotex Producer Sample Exchange Program using SPPA Methods (CPSEP), has continued up to the present. Current participants include all Canpotex member potash mine site labs, the Nutrien Pilot Plant Lab, and independent third-party surveyor labs. The CPSEP provides participants with three unknown potash samples for analysis quarterly. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed exchange program samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The Nutrien Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the Nutrien Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council (SRC), a fully certified analytical facility.

In the opinion of the authors, the sample preparation, security, and analytical procedures are acceptable, are consistent with industry-standard practices, and are adequate for Mineral Resource and Reserve estimation purposes.

11.2	MEAN POTASH MINERAL GRADE FROM IN-MINE SAMPLES

At Vanscoy, in-mine grade samples have been acquired by 1) sampling ore from the beltline, 2) channel samples from the sidewall, or 3) collecting fine “muck” from the floor of the mine. At present, fine muck sampling from the floor is most common, and each mining room is sampled at a frequency of approximately 95 m to 125 m. Since start-up in 1969 through to the end of December 2024, a total of 3,435 useable in-mine potash mineral grade samples were collected from the Vanscoy A Zone, the main potash horizon at Vanscoy. All samples were analysed in the Vanscoy mill laboratory using analysis techniques that were up to date for the era in which the sample was collected. Figure 14 shows a histogram of A Zone in-mine grade sample results from the Vanscoy mine.

Figure 14: Histogram of potash ore grade from Vanscoy in-mine grade samples (1969 to December 2024).

The median ore grade for this family of in-mine samples is 25.2% K2O equivalent and the mean ore grade is 23.8%.

This is considered to be a more representative estimate of expected potash ore grade at Vanscoy than drillhole assay results presented in Section 10.0.

For the B Zone at Vanscoy, mineral grade is reported to be 20.2% K2O equivalent, the grade observed from thousands of in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Vanscoy mine is some distance from Lanigan, this is considered the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Vanscoy to east of Lanigan (Fuzesy, 1982 and references therein). Although it is possible that if mining proceeds into the B Zone, the reported grade could change from what is reported. It is expected that any such change would be minimal.

11.3	POTASH ORE DENSITY FROM IN-MINE MINERAL GRADE MEASUREMENTS

An estimate of in-situ rock density is used to calculate potash mineralization volumes in Mineral Resource and Reserve assessments. A common approach, and the one used by Nutrien, is to determine in-place Mineral Resource and Reserve volumes (m3), then multiply this number by in-situ bulk-rock density (kg / m3) to give in-place Mineral Resource and Reserve tonnes.

Well-log data from drillholes can be used to calculate bulk density if accurate and calibrated well-logs are acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan, almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach, and the one used by Nutrien, is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals /

textbooks – then apply these densities to the bulk rock. Given that the density of each pure mineral is quantified and known, the only variable is what proportion of each mineral makes up the bulk rock. An obvious benefit of this approach is that a mean value computed on the in-mine samples shown in Figure 14 has a much greater confidence interval than a mean value computed from just a few drillhole assays.

The four main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite Formation with their respective mineral densities are:

Mineral	Density (kg / m3)	Components
Halite	2,170	NaCl
Sylvite	1,990	KCl
Carnallite	1,600	KMgCl3 · 6(H2O)
Insolubles	2,510	Anhydrite, dolomite, quartz, muscovite, and other minor mineral components (Nutrien Pilot Plant, 2018)

All Nutrien potash mines measure and record the in-mine % K2O grade and insoluble content of the mined rock. The magnesium content is not measured at Vanscoy since carnallite is a negligible component of the ore here. From this set of measurements, density of the ore can be calculated.

The value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization and the average occurrence of these insoluble components, which is known from over 50 years of mining experience at Vanscoy. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and Mineral Resource and Reserve calculations would be negligible.

From thousands of in-mine samples taken at Vanscoy, bulk density for the Vanscoy A Zone has been determined to be:

= (halite density * % halite) + (sylvite density * % sylvite) + (insolubles density * % insolubles)

= (2,170 kg / m3 * 57.3%) + (1,990 kg / m3 * 38.3%) + (2,510 kg / m3 * 4.4%)

= 2,116 kg / m3

RHObulk-rock (Vanscoy A Zone) = 2,116 kg / m3 = 2.12 tonnes / m3

This method is as accurate as the ore grade measurements and mineral density estimates.

No test mining of the B Zone has been conducted at Vanscoy to permit a bulk density calculation based on Vanscoy in-mine grade samples. If test mining of the B Zone at Vanscoy is conducted in future, there may be enough samples with all constituent minerals measured to warrant a change from what is reported. It is expected that any such change would have only a minimal effect on bulk-rock density used in tonnage calculations.

Instead, the potash bulk-rock density is calculated using thousands of in-mine grade samples from Lanigan B Zone:

RHObulk-rock (Vanscoy B Zone) = RHObulk-rock (Lanigan B Zone) = 2,120 kg / m3 = 2.12 tonnes / m3

This estimate is considered acceptable since both Vanscoy B Zone and Lanigan B Zone are the same potash seam. Should the Vanscoy B Zone bulk density change from the predicted value of 2,120 kg / m3, the later defined Vanscoy B Zone Mineral Resources and Reserves in Sections 14.2 and 15.2 will also change, albeit, insignificantly.

12.0	DATA VERIFICATION

12.1	ASSAY DATA

Most of the original drillhole assays were sent to Core Laboratories Canada Ltd. in Calgary, Alberta for analyses. Later drillholes, along with two historical drillholes still intact, were prepared for sampling by ADM Consulting Ltd. and sent to SRC Geoanalytical Laboratory for analyses using accredited assaying procedures. Recently, drillhole core is prepared for sampling by Nutrien technical staff and, generally, sent to SRC Geoanalytical Laboratory for independent analyses.

The original assay results for core samples from historical drillholes were taken as accurate in these studies, as there is no way to reliably reanalyse these samples. Most of the remaining samples in storage have long since deteriorated to the point where they are not usable.

Ore grades of in-mine samples are measured inhouse at the Vanscoy mine laboratory by Company staff using modern, standard chemical analysis tools and procedures; an independent agency does not verify these results. However, check sampling through the CPSEP, discussed in Section 11.1, does occur.

It should be noted that assay results from historical drillholes match in-mine sample results reasonably well even though drillhole sample spacing is much greater. This correlation is further validation of the in-mine sampling methodology. Mean mineral grade determined from in-mine samples taken over decades of mining at Vanscoy is thought to provide the most accurate measurement of potash grade for the Vanscoy mine, also providing a good basis for estimating ore grade in areas of future mining at Vanscoy.

12.2	EXPLORATION DATA

The purpose of any mineral exploration program is to determine extent, continuity, and grade of mineralization to a certain level of confidence and accuracy. For potash exploration, it is important to minimize the amount of cross-formational drilling, since each drillhole is a potential conduit for subsurface groundwater from overlying (or underlying) water-bearing formations into future mine workings. Every potash test drillhole from surface sterilizes potash mineralization; a safety pillar is required around every surface drillhole once underground mining commences.

Initial sampling and assaying of cores were done during potash exploration at Vanscoy in the 1950s and 1960s. Methods were consistent with standard procedures for that era. The mine began production in 1969 and test drilling conducted after that was largely for the purpose of better understanding the caprock rather than potash mineralization. This approach to potash sampling is in accordance with widely accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are correctly determined using data collected from seismic surveys correlated with drilling information. To date, surface seismic data at Vanscoy have been collected, analysed, and verified by Company staff, at times, in cooperation with independent consultants.

Data for the Mineral Resource and Reserve estimates for Vanscoy mine reported in Sections 14.0 and 15.0 were verified by Company staff as follows:

•	Review of potash assay sample information (drillholes and in-mine grade samples),

•	Review and verify procedures used for in-mine grade sampling and laboratory analysis,

•	Review of surface geophysical exploration results (3D and 2D seismic data),

•	Crosscheck of mined tonnages reported by mine site technical staff with tonnages estimated from mine survey information, and

•	Crosscheck of Mineral Resource and Mineral Reserve calculations carried out by corporate technical staff.

In the opinion of the authors, this approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

At Vanscoy, potash ore has been mined and concentrated using flotation and crystallization methods to produce saleable quantities of high-grade finished potash products since 1969.

Since opening in 1969, 192.349 million tonnes of potash ore have been mined and hoisted to produce 65.024 million tonnes of finished potash product. Given this level of sustained production over several decades, basic mineralogical processing and prospective metallurgical testing of Vanscoy potash is not considered relevant.

See also Section 17.0.

14.0	MINERAL RESOURCE ESTIMATES

14.1	DEFINITIONS OF MINERAL RESOURCE

The CIM has defined Mineral Resource in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Inferred Mineral Resource: that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

2)

Indicated Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade quality continuity between points of observation.

3)

Measured Mineral Resource: that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

In south-central Saskatchewan, where geological correlations are straightforward, and within a (potash) Subsurface Mineral Lease with an operating potash mine, Mineral Resource categories are generally characterized by Nutrien as follows:

1)

Inferred Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 114 D.

2)

Indicated Mineral Resource: areas of adequate exploration, such as areas with 3D surface seismic coverage, little or no drilling, at some distance from underground workings, and within Crown Subsurface Mineral Lease KL 114 D.

3)	Measured Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within Crown Subsurface Mineral Lease KL 114 D.

The mine began production in 1969 and test drilling conducted after that was largely for the purpose of better understanding the caprock rather than potash mineralization. Instead, exploration involved collecting surface seismic data, which became better in quality over the years. Exploration drilling has demonstrated the presence of the potash horizon, and seismic coverage shows the continuity of the Prairie Evaporite Formation within which the potash horizon occurs.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Vanscoy that is far superior to the level of understanding provided by any surface drilling-based exploration program. The authors believe that this approach provides a body of information that guides and constrains exploration inferences in a much better way than could be achieved from any conventional exploration investigation in areas immediately surrounding, and contiguous to, the Vanscoy potash mine.

14.2	VANSCOY POTASH RESOURCE CALCULATIONS

Exploration information used to calculate reported Mineral Resource tonnages at Vanscoy consists of both physical sampling (drillhole and in-mine) and surface seismic (2D and 3D) as discussed in earlier sections. Based on the definitions and guidelines in Section 14.1, all mineral rights leased or owned by the Company, and within Crown Subsurface Mineral Lease KL 114 D, are assigned to one of the three Mineral Resource categories.

Mineral Resources are reported as mineralization in-place and are exclusive of Mineral Reserves. In-place tonnes were calculated for each of the Mineral Resource categories using the following parameters:

Mining Height:	3.35 m (11 feet)

Ore Density:	2.12 tonnes / m3 (A Zone)

Ore Density:	2.12 tonnes / m3 (B Zone)

The Mineral Resources for Vanscoy, as of December 31, 2024 are as follows:

Vanscoy A Zone:

Inferred Resource	1,120	millions of tonnes
Indicated Resource	1,547	millions of tonnes
Measured Resource	2,291	millions of tonnes

Total A Zone Resource	4,958	millions of tonnes

Vanscoy B Zone:

Inferred Resource	1,120	millions of tonnes
Indicated Resource	1,547	millions of tonnes
Measured Resource	2,861	millions of tonnes

Total B Zone Resource	5,528	millions of tonnes

Total Vanscoy Resource (A Zone + B Zone):

Inferred Resource	2,240	millions of tonnes
Indicated Resource	3,094	millions of tonnes
Measured Resource	5,152	millions of tonnes

Total A Zone + B Zone Resource	10,486	millions of tonnes

Vanscoy Mineral Resources are plotted in Figure 15.

The average mineral grade of the Vanscoy A Zone Mineral Resource is 23.8% K2O equivalent and was determined from thousands of in-mine samples at Vanscoy. The average mineral grade of the Vanscoy B Zone Mineral Resource is 20.2% K2O equivalent and was determined from thousands of in-mine samples at Lanigan mine where the B Zone has been extensively mined. See Section 11.2 for more detail.

The tonnage reported in the Vanscoy A Zone Measured Resource is comprised of the potash that is within 1.6 km (1 mile) of physically sampled location (i.e. drillholes or mine workings). Also included as Measured Resource is the potash in the pillars of mined-out areas of the Vanscoy mine that is not already accounted for in the Proven Reserve estimation as there is the possibility of retrieving ore from the remnant mining pillars at some point in the future.

Portions of the B Zone that are immediately underlying the Proven and Probable A Zone Mineral Reserve as well as portions of the B Zone that are immediately underlying drillholes and the 1.6 km (1 mile) buffer placed around drillholes have been classified as Measured Resource.

Figure 15: Map showing Vanscoy Mineral Resource as of December 31, 2024.

15.0	MINERAL RESERVE ESTIMATES

15.1	DEFINITIONS OF MINERAL RESERVE

The CIM has defined Mineral Reserve in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1)

Probable Mineral Reserve: the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

2)	Proven Mineral Reserve: the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine, Mineral Reserve categories are characterized by Nutrien as follows:

1)

Probable Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, within a 1.6 km (1 mile) radius of a sampled mine entry or exploration drillhole contiguous to mine workings, and within Crown Subsurface Mineral Lease KL 114 D.

2)

Proven Mineral Reserve: identified recoverable potash mineralization classified as a Measured Resource, delineated on at least three sides by sampled mined entries or exploration drillholes to a maximum of 3.2 km (2 miles) apart, and within Crown Subsurface Mineral Lease KL 114 D.

Along with this approach, analysis of in-mine samples for potash grade has provided an observation-based understanding of the potash mineralized zone at Vanscoy that is far superior to the level of understanding provided by any surface drilling-based exploration program. An understanding of the amount of ore that can be conventionally mined from the Measured Resource category using current mining practices comes from over 50 years of potash mining experience at Vanscoy.

15.2	VANSCOY POTASH RESERVE CALCULATIONS

Using the definitions outlined in Section 15.1, a portion of the Vanscoy A Zone Measured Resource has been converted to Mineral Reserve. The assigned Mineral Reserve category is dependent on proximity to sampled mined entries also described in Section 15.1. An overall extraction ratio for the Vanscoy mine has been applied to the qualifying areas outlined as Measured Resource in Figure 15. This extraction ratio is significantly lower than the local extraction ratio described in Section 16.1, as it takes into account areas which cannot be mined due to unfavorable geology.

The overall extraction ratio at the Vanscoy mine is 22%. It was derived by dividing the total ore tonnes mined to date by the tonnage equivalent of the total area of the mine workings (i.e. the perimeter around the mine workings) less future mining blocks. This extraction ratio has been applied to the Probable Reserve, an area where no mining has occurred to date. To remain conservative in our estimations, and because a considerable amount of mining has already occurred in the Proven Reserve area, this extraction ratio has been applied only to the portion of the Proven Reserve that is anticipated to be mined in future. Future mining blocks within the Proven Reserve area vary from year-to-year as production continues. Pillars remaining that are not planned for mining remain a Measured Resource. Since an extraction ratio has been applied, Mineral Reserves are considered recoverable ore, and are reported as such. Note that only drillholes whose 1.6 km radii are contiguous to mine workings or the 1.6 km radius placed around mine workings are used to compute probable mineral reserve. The remaining non-contiguous drillholes remain in the Measured Resource category.

At times, irregular mining which resembles development mining occurs to support operational requirements (e.g. egress) or as geological conditions necessitate. While irregular mining increases confidence in the Mineral Resource by way of physical sampling, it can add considerable Mineral Reserve to broad areas not otherwise covered (or planned to be covered) by mine workings. Again, to remain conservative in our estimations, certain irregular mining may not have been converted from Measured Resource to Proven Reserve.

The Mineral Reserves for Vanscoy as of December 31, 2024 are as follows:

Vanscoy A Zone:

Probable Reserve	263	millions of tonnes
Proven Reserve	114	millions of tonnes

Total A Zone Reserve	377	millions of tonnes

Vanscoy B Zone:

Probable Reserve	nil
Proven Reserve	nil

Total B Zone Reserve	nil

Total Vanscoy Reserves (A Zone + B Zone):

Probable Reserve	263	millions of tonnes
Proven Reserve	114	millions of tonnes

Total A Zone + B Zone Reserve	377	millions of tonnes

Vanscoy Mineral Reserves are plotted in Figure 16.

The average mineral grade of the Vanscoy A Zone Mineral Reserve is 23.8% K2O equivalent and was determined from thousands of in-mine samples at Vanscoy. See Section 11.2 for more detail.

Figure 16: Map showing Vanscoy Mineral Reserve as of December 31, 2024.

16.0	MINING METHOD

16.1	MINING OPERATIONS

All conventional potash mines in Saskatchewan operate at 900 m to 1200 m below surface within 9 m to 30 m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine, potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. At Vanscoy, potash ore is mined using conventional mining methods, whereby:

•	Shafts are sunk to the potash ore body;

•	Continuous mining machines cut out the ore, which is hoisted to surface through the production shaft;

•	Raw potash is processed and concentrated in a mill on surface; and

•	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Sinking of the two original shafts (Shaft #1 and Shaft #2) from surface to the potash zone was completed in 1968, and the first potash ore was hoisted the year after. With the exception of the 1970 inflow (described further in Section 16.2) which halted production for two years, the Vanscoy mine has run on a continuous basis other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature.

In recent years, the Vanscoy mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. The operational capability at the Vanscoy facility in 2024 was 1.1 million tonnes per year.

Virtually all Vanscoy underground mining rooms are in one potash mineralized zone, the upper layer (or A Zone) of the Patience Lake Member of the Prairie Evaporite Formation (the host evaporite salt). Saskatchewan potash geology and conventional mining horizons are illustrated in Figure 17. Mine elevations range from approximately 1,000 m to 1,120 m depth below surface. Mine workings are protected from aquifers in overlying formations by approximately 12 m of overlying salt and potash beds, along with salt plugged porosity in the Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The Vanscoy mine is a conventional underground mining operation whereby mining machines are used to excavate the potash ore by long-room and pillar and stress-relief mining methods. Continuous conveyor belts transport ore from the mining face to the bottom of the production shaft. Mining methods employed in Saskatchewan are discussed in Jones and Prugger (1982) and in Gebhardt (1993). The highest mineral grade section of the Vanscoy potash seam is approximately 3.35 m (11’) thick, with gradations to lower grade salts immediately above and below the mining horizon. The actual mining thickness at Vanscoy is dictated by the height of mining machine used to cut the ore which has been fixed at 3.35 m (11’).

As discussed in Section 10.0, Vanscoy cuts to a marker (clay) seam that is slightly above the high-grade mineralized zone to establish a safe and stable mine roof. The top marker seam is slightly overcut by 10 cm to 20 cm. Clay seams are often planes of weakness, and if they are undercut, material immediately below the clay seam becomes a hazard as it may separate and fall. Since the hazard must be remediated prior to proceeding, thus slowing production, the moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

Figure 17: Schematic cross-section through the Prairie Evaporite Formation, illustrating mining horizons at each of Nutrien’s conventional potash operations.

Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines, including Vanscoy, in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 1,000 m from the potash level through the vertical shafts to a surface mill. In addition to hoisting potash ore to surface, the production shaft is used for exhaust ventilation from the mine and serves as a secondary egress. The Service Shaft is used for service access, primary egress, and fresh air ventilation into the mine.

Since production began in 1969, 192.349 million tonnes of potash ore have been mined and hoisted at Vanscoy to produce 65.024 million tonnes of finished potash products. The life-of-mine average concentration ratio (raw ore / finished potash products) is 2.96 and the overall extraction ratio over this period is 22%.

Actual potash production tonnages for the Vanscoy mine, along with concentration ratios (tonnes mined / tonnes product), are plotted for the past decade in Figure 18.

Figure 18: Mined tonnes, product tonnes, and concentration ratio for the Vanscoy mine over the past 10 years.

16.2	RISKS TO POTASH MINING OPERATIONS, WITH EMPHASIS ON WATER INFLOWS

The mining of potash is a capital-intensive business, subject to the normal risks and capital expenditure requirements associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures, physical hazards such as fires, and other hazards such as: unusual or unexpected geological conditions, significant subsidence, brine inflows and gas seepages of varying degree, and other situations associated with any potash mining operation.

Potash beds in all regions of Saskatchewan are overlain by several water-bearing formations, and there are water zones underlying the potash beds as well. A water inflow into mine workings is generally significant in a potash mine since salt dissolves in water; an inflow can lead to anything from increased costs at best to closure of the mine at worst (e.g. see Prugger and Prugger, 1991).

In August of 1970, Vanscoy experienced a major water inflow which they fully recovered from. During routine grouting of the concrete shaft lining, drilling intersected an inadequately abandoned freeze-hole in Shaft #2 (Prugger, 1979). The compromised freeze-hole effectively became a conduit linking the grout hole with the overlying aquifers of the Blairmore and Nisku Formations. Water under high pressure was entering the shaft, charged with sand, at rates as high as 65 m3 / min. Within five days, the entire mine was flooded, and the waters started rising in the shafts. After that, efforts shifted to recovering the mine. The inflow was stopped using grout lines and a surface drill rig to cement off the inflow which permitted focused and successful dewatering that was completed in June 1971. The first mining unit became operational in April of 1972, and with further recovery and rehabilitation efforts, the mine was back to full operation in August 1972, two years after the inflow event commenced. Industry standard practices for shaft maintenance are now used to avoid a recurrence of such an event. Prior to any drilling in shaft liners, non-destructive testing methods are used to assess the integrity of the lining. Should drilling be required, blowout preventors are used to control any high-pressure formation fluids that might be encountered.

Since 1985, Vanscoy has been managing a brine inflow of 475 litres / min known to be coming from the Dawson Bay Formation. Since inception, this inflow has been fully characterized and successfully managed according to an internal Nutrien guideline known as the Inflow Management Strategy. It is based on requirements provided by The Mines Regulations, 2018 (Saskatchewan) and guidelines developed by the members of the Saskatchewan Mining Association for safe and effective management of brine inflows in potash mines. Accordingly, brine from this inflow is collected, then pumped up to surface for disposal into the Deadwood Formation (refer to Section 20 for more information on brine disposal). To date, this inflow has had no impact on Vanscoy potash production.

It is typical with inflows in Saskatchewan potash mines that some hydrogen sulfide gas (H2S) are exsolved from the depressurized formation brines as they enter the mine workings. Average concentrations are low (below 5 ppm) and well within safe limits for mine personnel.

17.0	RECOVERY METHODS

At Vanscoy, potash ore has been mined and concentrated to produce saleable quantities of high grade finished potash products since 1969. Products include granular, standard, and fine standard potash which are used for agricultural application.

Both flotation methods and crystallization methods are used to concentrate potash ore into finished potash products at the Vanscoy mill. A simplified process flow diagram is shown in Figure 19. Raw potash ore is processed on surface, and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Figure 19: Simplified flow diagram for potash flotation and crystallization milling methods used at Vanscoy.

Over the past three years, production of finished potash products at Vanscoy was:

2022: 1.010 million tonnes finished potash products at 59.98% K2O (average grade)

2023: 1.052 million tonnes finished potash products at 60.97% K2O (average grade)

2024: 1.031 million tonnes finished potash products at 61.07% K2O (average grade)

Over the past decade, actual mill recovery rates have been between 76.0% and 83.3%, averaging 80.6% (see Figure 20). Given the long-term experience with potash geology and actual mill recovery at Vanscoy, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all Nutrien mine sites and at Nutrien research facilities. At Vanscoy, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Figure 20: Vanscoy mill recovery rate over the past 10 years.

18.0	PROJECT INFRASTRUCTURE

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Vanscoy. See also Section 5.0.

The Vanscoy mine is served by a number of villages within 50 kilometres of the mine site. The nearest city is Saskatoon (26 km distant). Surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan Provincial Highway System. Most potash product is shipped by rail over existing track, with some product shipped by truck over the North American highway system.

At present, high voltage power capacity at Vanscoy is 57 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Vanscoy operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the Saskatchewan River (approximately 20 km distant). This provincially licensed water supply provides a source of process water for Vanscoy milling operations and usage is regulated by terms of the license issued by the Water Security Agency.

19.0	MARKET STUDIES AND CONTRACTS

Potash from Company mines (including Vanscoy) has been sold on a continuous basis since mining began in 1969. At present, Nutrien products are sold in more than 50 countries, to three types of end-use:

1.	Fertilizer, focused on balanced plant nutrition to boost crop yields to meet the world’s ever-increasing appetite for food (nitrogen, phosphate, potash)

2.	Feed Supplements, focused on animal nutrition (mainly phosphate)

3.	Industrial, focused on products for high-grade food, technical and other applications (nitrogen, phosphate, as phosphoric acid, potash)

The Company owns and operates six potash mines in Saskatchewan and a potash mine in New Brunswick, Canada, which no longer produces potash and was permanently closed in 2018. Over the past three years (2022, 2023, 2024) the Company had potash sales of 39.639 million tonnes. Historical Company potash sales data for the past 10 years are plotted in Figure 21 and Figure 22.

Potash is mainly used for fertilizer, which typically makes up approximately 90% of the company’s annual potash sales volumes. By helping plants develop strong root systems and retain water, it enhances yields and promotes greater resistance to disease and insects. Because it improves the taste and nutritional value of food, potash is often called the “quality nutrient.” Industrial applications of potash include use in soaps, water softeners, de-icers, drilling muds and food products.

Potash fertilizer is sold primarily as solid granular and standard products. Granular product has a larger and more uniformly shaped particle than standard product and can be easily blended with solid nitrogen and phosphate fertilizers. It is typically used in more advanced agricultural markets such as the US and Brazil.

Most major potash consuming countries in Asia and Latin America have limited or no indigenous production capability and rely primarily on imports to meet their needs. This is an important difference between potash and the other major crop nutrient businesses. Trade typically accounts for approximately three-quarters of demand for potash, which ensures a globally diversified marketplace.

The most significant exporters are producers with mines in the large producing regions of Canada, the former Soviet Union, and the Middle East, which all have relatively small domestic requirements.

Figure 21: Historical Company potash sales 2015 to 2024 in million tonnes / year.*

Figure 22: Historical Company potash net sales 2015 to 2024 in million USD $ / year.*

World consumption of potash fertilizer has grown over the last decade, with the primary growth regions being developing markets in Asia and Latin America. These are countries with expanding crop production requirements, where potash has historically been under-applied and crop yields lag behind those of the developed world. Although temporary pauses can occur in certain countries, the underlying fundamentals of food demand that encourage increased potash application are expected to continue the growth trends in key importing countries. See Figure 23 for world potash production and demand in 2024.

*	Company sales data for years prior to 2018 includes only PotashCorp sales.

Figure 23: World potash production and demand for 2024E.

Potash is used on many agricultural commodities. Wheat, rice, corn, oilseed, and sugar crops consume over half of the potash used worldwide. Fruits and vegetables are also important users of potash fertilizers, accounting for about 19 percent of the total consumption. The remainder goes to other consumer and industrial crops such as oil palm, rubber, cotton, coffee, and cocoa. See Table 4 for primary potash market profile. This diversity means that global potash demand is not tied to the market fundamentals for any single crop or growing region.

Table 4: Primary Potash Market Profile

Country / Region	Growth Rate*	Key Consuming Crops
China	3.4%	Vegetables, rice, fruits, corn
India	-0.5%	Rice, wheat, vegetables, sugar crops
Other Asia	2.8%	Oil palm, rice, sugar crops, fruits, vegetables
Latin America	5.1%	Soybeans, sugar crops, corn
North America	3.2%	Corn, soybeans

*	5-year CAGR for potash fertilizer consumption (2019-2024E)

Global potash shipments are estimated to have reached record levels at approximately 72.5 million tonnes in 2024, an increase of more than 4.5 million tonnes from the previous year. Potash demand has grown at an annualized rate of 2.6 percent over the past 5 years, driven by strong potash consumption trends in all major potash markets.

North American and South American growers applied significant amounts of potash to replenish soil nutrients removed by large harvests. Potash application rates are increasing in China and Southeast Asian countries as a result of increased soil testing and improved agronomic practices, along with a renewed focus on food security in China. Growers in these countries are also increasing acreage of potassium-intensive crops such as fruits, vegetables, and oil palm. India continues to face political barriers to significantly growing potash demand, however, the agronomic need and willingness of farmers to improve yields persists. The Company believes that supportive agriculture fundamentals and the need to address declining soil fertility levels will enable strong demand growth in the years ahead. World potash shipments and consumption in recent years is shown in Figure 24.

Figure 24: World potash shipments and consumption, 2019-2024E.

Canpotex Limited (Canpotex), the offshore marketing company owned by the Company and another Saskatchewan potash producer, handles all sales, marketing and distribution of potash produced by its member companies to customers outside of the US and Canada (including the potash produced at Vanscoy).

In North America, Nutrien sells potash to retailers, cooperatives, and distributors, who provide storage and application services to farmers, the end-users. This includes sales to Nutrien’s retail distribution business, which has the largest retail distribution network in North America. Typically, the Company’s North American potash sales are larger in the first half of the year. The primary customers for potash fertilizer products for the Vanscoy operation are retailers, dealers, cooperatives, distributors, and other fertilizer producers who have both distribution and application capabilities.

Nutrien’s Market Research group provides management with market information on a regular basis including global agriculture and fertilizer prices, demand and supply in fertilizer markets and general economic conditions that may impact fertilizer sales. These may include specific market studies and analyses on different topics as may be required. This information is reviewed on a regular basis and the author of this report takes this information into account in understanding the markets and the assumptions within this report.

Plans and arrangements for potash mining, mineral processing, product transportation, and product sales are established by Nutrien and are within industry norms.

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

The tailings management strategy at all Nutrien potash mines in Saskatchewan, including Vanscoy, is one of sequestering solid mine tailings in an engineered and provincially licenced TMA near the surface plant site. The Vanscoy TMA currently covers an area of approximately 603 hectares (1,491 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall (bentonite cut-off wall) has been constructed around the Vanscoy TMA. In future years this wall can be expanded if required for operational needs. The slurry-wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Vanscoy currently operates two brine disposal wells near the surface plant of the Vanscoy mine (marked in Figure 25) where clear salt brine (i.e. no silt, insolubles, or other waste) is borehole-injected into the Winnipeg / Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below the surface. The disposal wells are provincially licensed, and formation water in these extensive deep aquifers is naturally saline.

Emissions to air consisting primarily of particulate matter are kept below regulatory limits through various modern air pollution abatement systems (e.g. dust collection systems built into mill processes) that are provincially licensed. This same procedure is followed at all Nutrien mines in Saskatchewan.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. Staff at the Vanscoy mine actively monitor and inspect operations and routinely report the observations and measurements to the Environmental Protection Branch of MOE. The current Vanscoy Approval to Operate has been granted to July 1, 2028, the renewal date.

In terms of long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a long-term decommissioning and reclamation plan that will ensure all surface facilities are removed, and the site is left in a chemically and physically stable condition once mine operations are complete. The Company has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan for Vanscoy was approved by MOE technical staff in January 2022. Because the current expected mine life for Vanscoy is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning annually. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new concepts, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. For Vanscoy, a revised decommissioning and reclamation plan is due to be submitted for MOE review in June 2026.

In addition to the long-term decommissioning plan, provincial regulations require that every potash producing company in Saskatchewan set up an Environmental Financial Assurance Fund, which is to be held in trust for the decommissioning, restoration and rehabilitation of the plant site after mining is complete. This fund is for all mines operated by Nutrien in the province of Saskatchewan (i.e. Allan, Cory, Lanigan, Patience Lake, Rocanville, and Vanscoy).

Figure 25: Aerial photo showing the Vanscoy surface operations, disposal wells, and Tailings Management Area.

21.0	CAPITAL AND OPERATING COSTS

The Vanscoy mine has been in operation since 1969; in the years immediately preceding this, major capital investment was made to bring this mine into production. Since then, capital expenditures were made on a regular and ongoing basis to sustain production, and to expand production from time to time.

A major refurbishment and expansion of the Vanscoy mine was completed in 2015, increasing nameplate capacity to 3.0 million tonnes of finished potash products per year. This work involved increased hoist capacity, infrastructure improvements, major expansions of mine, mill, and TMA. All construction was carried out without significant disruption to existing potash production from the site.

22.0	ECONOMIC ANALYSIS

22.1	FUNDAMENTALS

The Company conducts ongoing and detailed economic analyses on each of its operations and on all aspects of its business. While the Company considers its operating costs and results on a per mine basis to be competitively sensitive and confidential information, the Company is confident that the economic analysis conducted routinely for each of the Company’s operating potash mines is complete, reasonable, and meets industry standards.

On a cash flow basis, the Company’s potash segment generated USD $14,647 million in net sales over the past three years (20122, 2023 and 2024) based on sales volume of 39.639 million tonnes of finished potash products. The annual average realized potash price for manufactured products (includes North American and offshore sales) over a 10-year period (2015 – 2024) is plotted in Figure 26.

Over the past three years (2022, 2023, and 2024) the Vanscoy mine produced 3.092 million tonnes of finished potash products. In the past three years (2022, 2023, and 2024), the Vanscoy mine accounted for 8% of total potash production at the Company over this period. Vanscoy is currently making a positive contribution to the Company’s potash segment.

Given the Company’s previous history (including over 50 years of mining at the Vanscoy operation), recent market conditions, and extensive reserve base, the economic analysis for Vanscoy has met the Company’s internal hurdle rates.

Figure 26: Historic annual average realized potash price in USD / tonne.*

22.2	TAXES

Royalties are paid to the Province of Saskatchewan in connection with the Company’s Potash operations, which holds most of the mineral rights in the lease areas, and royalties from Freehold lands are paid to various freeholders of

*	Company sales data for years prior to 2018 includes only PotashCorp sales.

mineral rights in the area. The Crown royalty rate is 3 percent and is governed by The Subsurface Mineral Royalty Regulations, 2017. The actual amount paid is dependent on selling price and production tonnes.

Municipal taxes are paid based on site property values to the applicable municipality in Saskatchewan. Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax, governed by The Potash Production Tax Regulations, consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, the Company is also subject to a resource surcharge equal to a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan). In addition to this, the Company pays federal and provincial income taxes based on corporate profits from all of its operations in Canada.

23.0	ADJACENT PROPERTIES

Vanscoy Crown Mineral Lease KL 114 D is adjacent to the following Crown potash dispositions:

•	Potash Corporation of Saskatchewan Inc. 100% KL 103C (Nutrien Cory)
•	BHP Billiton Canada Inc. 100% KL 208

Nutrien’s Cory Mine (KL 103 C) has extensive underground workings immediately adjacent to Vanscoy KL 114 D. While these two mines are both owned and operated by Nutrien, there remains a shared buffer between the two operations’ mine workings, where it is agreed that no mining will occur. This buffer ensures that mine workings at one operation will not negatively impact workings at the other.

24.0	OTHER RELEVANT DATA AND INFORMATION

Not applicable.

25.0	INTERPRETATION AND CONCLUSIONS

Nutrien and Agrium, one of the legacy companies of Nutrien, has a long history of successful potash mining at Vanscoy, where potash has been produced for over 50 years. The authors believe that the experience gained in mining and milling potash for this length of time has produced a reliable body of information about potash mineralization, mining, and milling at Vanscoy.

In a Saskatchewan potash mine that has been producing for many decades, reduction of mine life through increased production is counter-balanced by development mining into new mineral land parcels. This increases mine life through increasing the potash Mineral Reserve.

For Vanscoy, mine life can be estimated by dividing the total Mineral Reserve (Proven + Probable) of 377 million tonnes by the average annual mining rate (million tonnes of ore hoisted per year). For Vanscoy, the mining rate is defined as equal to the actual three-year running average (consecutive, most recent years). The average mining rate at Vanscoy over the past three years (2022, 2023, and 2024) was 3.087 million tonnes of potash ore mined and hoisted per year.

If this mining rate is sustained, and if Mineral Reserves remain unchanged, then the Vanscoy mine life would be 122 years. This estimate of mine life is likely to change as mining advances further into new mining blocks, and / or if mining rates or mining methodologies change.

26.0	RECOMMENDATIONS

Not applicable for a potash mine that has been in operation since 1969.

27.0	REFERENCES

Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects (2011). Retrieve this and related documents from many websites.

The CIM Definition Standards for Mineral Resources and Reserves (2014). Retrieve this and related documents from many websites.

Fuzesy, Anne (1982). Potash in Saskatchewan (44p). Saskatchewan Industry and Resources Report 181. https://publications.saskatchewan.ca/#/products/7307.

Gebhardt, E. (1993). Mine planning and design integration, CIM Bulletin, May 1993, pp. 41 – 49.

Government of Saskatchewan (2025). Saskatchewan Mining and Petroleum GeoAtlas. https://gisappl.saskatchewan.ca/Html5Ext/index.html?viewer=GeoAtlas. Accessed January 2025.

Government of Saskatchewan. The Corporation Capital Tax Act of Saskatchewan. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/c38-1.pdf.

Government of Saskatchewan. The Mineral Taxation Act, 1983. Available online at http://www.qp.gov.sk.ca/documents/English/Statutes/Statutes/M17-1.pdf.

Government of Saskatchewan. The Mines Regulations, 2018. Available online at https://publications.saskatchewan.ca/#/products/100307.

Government of Saskatchewan. The Potash Production Tax Regulations. Available online at https://publications.saskatchewan.ca/#/products/1263.

Government of Saskatchewan. The Subsurface Mineral Royalty Regulations, 2017. Available online at http://publications.gov.sk.ca/details.cfm?p=88223&cl=8.

Government of Saskatchewan. The Subsurface Mineral Tenure Regulations, 2015. Available online at http://www.publications.gov.sk.ca/details.cfm?p=72797.

Jones, P. R. and F. F. Prugger (1982). Underground mining in Saskatchewan potash. Mining Engineering, 34, pp. 1677 – 1683.

Nutrien Pilot Plant (2018). Personal communication on density of insoluble minerals in different ore zones.

Prugger, F.F., (1979), The flooding of the Cominco potash mine and its rehabilitation; CIM Bulletin, Vol. 72, No. 807, pp. 86 – 90.

Prugger, F. F. and A. F. Prugger (1991). Water problems in Saskatchewan potash mining – what can be learned from them? Bulletin of the Canadian Institute of Mining and Metallurgy (CIM Bulletin), Vol. 84, No. 945, pp. 58 – 66.

Robertson, David S. and Associates (1978). Summary Report on Evaluation of Potash Assets for Potash Corporation of Saskatchewan. Unpublished consultant’s report to Potash Corporation of Saskatchewan Inc.

Yang, C., Jensen, G., and Berenyi, J. (2009a). The Stratigraphic Framework of the Potash-rich Members of the Middle Devonian Upper Prairie Evaporite Formation, Saskatchewan; Summary of Investigations 2009, Volume 1, Saskatchewan Geological Survey.